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                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

         Material Event filed in Spanish on November 13, 2002 before the Superintendencia de Valores y Seguros of Chile, regarding the subscription of a
                    Supply Agreement with PCS Yumbes S.C.M.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

                    CHEMICAL AND MINING COMPANY OF CHILE INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)

                El Trovador 4285, Santiago, Chile (562) 425-2000
                ------------------------------------------------
            (Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F         x                          Form 40-F
                    ----------------                            ------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes                                             No         x
           ------------------                             ------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________


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                                Free Translation

                                       SQM
                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                                                     Santiago, November 13, 2002

Mr.
Alvaro Clarke de la C.
Superintendent
Securities and Insurance Superintendence
Teatinos N0 120, 6th floor
--------------------------

                                                                 Essential Issue
                                                                 ---------------

Dear Mr. Superintendent.

We hereby inform you that SQM Nitratos S.A. (SQN) -subsidiary of Sociedad Quimica y Minera de Chile S.A.- and PCS Yumbes S.C.M (PCS) -subsidiary of Potash Corporation of Saskatchewan Inc., shareholder of Sociedad Quimica y Minera de Chile S.A. and related to the latter- have subscribed, on November 12 of this year, a "Potassium Nitrate Supply Agreement" by which SQN has agreed to buy from PCS and, in turn, PCS has agreed to sell to SQN, during the 14-month period between November 2002 and December 2003, 8,000 metric tons of crystallized potassium nitrate per month.

The subscription of the aforementioned Agreement was duly and timely authorized by the Directors Committee and by the Board of Directors of Sociedad Quimica y minera de Chile S.A.- The aforementioned party, also and previous to the authorization, confirmed that the values involved in the said Agreement constitute relevant amounts and that the pricing, terms and conditions pertaining to the said Agreement are within fair conditions similar to the ones that actually prevail in the market for comparable or similar situations.

We inform you the above as a material event and in compliance with articles 9 and 10 of Law N(degree)18.045 and article 44 of Law N(degree)18.046. Additionally, also in compliance with the indications set forth in the memorandum N(degree)660 and N(degree)1.062 that were respectively issued on October 22, 1986 and March 6, 1992.

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Yours truly,


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                     Sociedad Quimica y Minera de Chile S.A.


                         Conf: /s/ Patricio Contesse G.
                               ------------------------------
                               Patricio Contesse G.
                               Chief Executive Officer



Cc:   Santiago Chamber of Commerce Stock Exchange
      Brokers Stock Exchange
      Electronic Stock Exchange
      New York Stock Exchange
      Securities and Exchange Commission
      The Bank of New York



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



                             Conf: /s/ Ricardo Ramos
                                   ---------------------------------
                                   Ricardo Ramos R.
                                   Chief Financial Officer




                             Date: November 13, 2002